EXHIBIT 17.1

March 18, 2013

Integra LifeSciences Holdings Corporation
Board of Directors
311 Enterprise Drive
Plainsboro, NJ 08536

Attention: Mr. Stuart M. Essig, Chairman of the Board of Directors

Dear Stuart:

I have decided not to stand for re-election as a director of Integra LifeSciences Holdings Corporation in order to pursue other interests. My decision to resign was not the result of any disagreement with Integra's management or auditors on any matter relating to Integra's operations, policies or practices.

It has been a great pleasure working with you over the last eight years. I wish you and Integra continued success.

Very truly yours,

/s/ Anne VanLent
Anne VanLent